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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                      FORM 10-C

             REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ INTERDEALER
                                   QUOTATION SYSTEM

                     Filed pursuant to Section 13 or 15(d) of the
                  Securities Exchange Act of 1934 under rule 13a-17
                                or 15(d)-17 thereunder


                                 JAVA CENTRALE, INC.
                 ----------------------------------------------------
                    (Exact name of issuer as specified in charter)


                              1610 Arden Way, Suite 145
                             Sacramento, California 95815
                     --------------------------------------------
                       (Address of principal executive offices)

            ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE: (916) 568-2310



                      I.  CHANGE IN NUMBER OF SHARES OUTSTANDING


1.  Title of security:       Common Stock, no par value

2.  Number of shares outstanding before the change:   14,389,899

3.  Number of shares outstanding after the change:    15,123,642

4.  Effective date of change:     June 17, 1997


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1.  Method of change:  Additional shares were issued in five previous transactions.

    (a) On May 13, 1997, 75,000 common shares of stock were issued as a result of a warrant being excised by One Capital Corporation.

    (b) On May 30, 1997, 121,951 common shares of stock were issued as a result of a partial conversion of a convertible noted dated December 14, 1995 with Gross Foundation;

    (c) On June 9, 1997, 156,852 common shares of stock were issued as a result of a partial conversion of a convertible noted dated December 14, 1995 with Gross Foundation;

    (d) On June 19, 1997, 156,863 common shares of stock were issued as a result of a partial conversion of a convertible note dated January 29, 1996 with Santina Holding, Inc.;

    (e) On June 17, 1997, 223,077 common shares of stock were issued as a result of a partial conversion of a convertible note dated December 14, 1995 with Gross Foundation.


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                             II. CHANGE IN NAME OF ISSUER


1.  Name prior to change:    N/A

2.  Name after change:       N/A

3.  Effective date of charter amendment change name:       N/A

4.  Date of shareholder approval of change, if required:   N/A

Date: June 19, 1997


                                            JAVA CENTRALE, INC.

                                            By:  /s/
                                                 --------------------------
                                                 Steven J. Orlando
                                                 Vice President and
                                                 Chief Financial Officer
                                            (Officer's signature and title)




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